EXHIBIT 99.2

CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

(Expressed in thousands of Canadian Dollars)

Northern Dynasty Minerals Ltd.
Consolidated Financial Statements

Table of Contents	Page

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1208)

Opinion on the Financial Statements	2

Opinion on Internal Control over Financial Reporting	5

Consolidated Statements of Financial Position	6

Consolidated Statements of Comprehensive Loss	7

Consolidated Statements of Cash Flows	8

Consolidated Statements of Changes in Equity	9

Notes to the Consolidated Financial Statements	10-42

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Northern Dynasty Minerals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company") as at December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a consolidated net loss of $104 million during the year ended December 31, 2025, and, as of that date, the Company’s consolidated deficit was $837 million. These conditions, along with other matters set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mineral property, plant and equipment – Assessment of Whether Indicators of Impairment Exist – Refer to Notes 1 and 2(r) to the financial statements

Critical Audit Matter Description

At the end of each reporting period, the carrying amounts of the Company’s non‐financial assets are reviewed to determine whether there is any indication that these assets are impaired. The Company holds the rights to the Pebble exploration stage mineral property (the “Pebble Project”). In 2020, the US Army Corps of Engineers (“USACE”) issued a negative Record of Decision (the “ROD”) on the Pebble Partnership’s permit application for the Pebble Project. The Company submitted its request for appeal of the ROD with the USACE Pacific Ocean Division on January 19, 2021, which was remanded back to USACE Alaska District on April 24, 2023. On January 30, 2023, the Environment Protection Agency (“EPA”) issued its final determination imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit (the “Final Determination”). On March 15, 2024, the Company announced that it had filed two separate actions in the US federal courts challenging the Final Determination, including the EPA case and the takings case. In April 2024, the USACE Alaska District (the “District”) determined not to engage in the remand process and issued a further record of decision to deny the permit. On August 19, 2024, USACE was added as another defendant to the EPA case. On February 17, 2025, the Company agreed to hold its litigation with the EPA and USACE in abeyance while new agency leadership considered next steps, with multiple extensions through July 2025 during settlement discussions that ultimately did not result in an agreement. The Company subsequently pursued summary judgment in the Alaska Federal Court, filing its brief on October 3, 2025. The Department of Justice (“DOJ”) filed their response brief on February 17, 2026. The revised date for the plaintiffs to file their response to the DOJ’s response brief is April 14, 2026.  The Company has asked the Court to hold a hearing once the briefing is completed. Taking into consideration the outcome of the Final Determination challenge, the Company’s options in the event the ROD appeal is successful or unsuccessful, and the Company’s market capitalization as at December 31, 2025, the Company concluded there were no indicators of impairment on the Pebble Project as at December 31, 2025.

While there are several factors that must be considered to determine whether or not an indicator of impairment exists for the Pebble Project, the judgments associated with the Company’s ability to develop the Pebble Project including the options to obtain federal and state permits, the outcome of the Final Determination challenge and the considerations of the Company’s market capitalization excess are the most subjective factors. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

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How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of management’s assessment of indicators of impairment of whether there were events or change in circumstances that may suggest that the carrying amount of the Pebble Project is impaired included the following, among others:

•

Evaluated the effectiveness of controls over management’s assessment of indicators of impairment relating to the Pebble Project, including the identification of events or changes in circumstances that may suggest that the carrying amount of the Pebble Project is impaired.

•

Evaluated the reasonableness of the Company’s ability and options to obtain federal and state permits to develop the Pebble Project, including consideration of the outcome of the Final Determination challenge by:

	o	Evaluating regulatory developments relating to federal and state permitting processes and the impact on the Company’s ability to continue to explore and develop the Pebble Project.

o

Evaluating the reasonableness of management’s assessment of potential alternatives for the future permitting and development of the Pebble Project by having discussions with the Company’s internal legal counsel and reviewing legal opinion provided by the Company’s external counsel.

o

Read internal communications to management and the board of directors, external communications by management to analysts and investors, and other publicly available information to evaluate whether there was evidence of indicators of impairment that contradicted management’s assessment.

•	Evaluated the reasonableness of management’s considerations of the excess of the Company’s market capitalization compared to its asset carrying value in its assessment of impairment indicators.

/s/Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2026

We have served as the Company's auditor since 2009.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Northern Dynasty Minerals Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company") as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025 of the Company and our report dated March 30, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2026

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2025	2024

ASSETS

Non-current assets
Restricted Cash	5(b)	$976	$984
Mineral property, plant and equipment	3	63,169	118,126
Total non-current assets		64,145	119,110

Current assets
Amounts receivable and prepaid expenses	4	2,106	1,908
Cash and cash equivalents	5(a)	54,734	16,142
Total current assets		56,840	18,050

Total Assets		$120,985	$137,160

EQUITY

Capital and reserves
Share capital	6	$740,749	$702,755
Reserves	6	114,215	127,312
Deficit		(837,236)	(732,870)
Total equity		17,728	97,197

LIABILITIES

Non-current liabilities
Trade and other payables	9	358	548
Total non-current liabilities		358	548

Current liabilities
Convertible notes liability	7	2,647	2,750
Derivative on convertible notes	7	97,799	35,305
Deferred Revenue
Payables to related parties	8	1,557	267
Trade and other payables	9	896	1,093
Total current liabilities		102,899	39,415

Total liabilities		103,257	39,963

Total Equity and Liabilities		$120,985	$137,160

Nature and continuance of operations (note 1)
Commitments and contingencies (note 15)
Events after the reporting period (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Steve Meyer

Ronald W. Thiessen	Steve Meyer
Director	Director

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2025	2024

Expenses
Exploration and evaluation expenses	10,11	$7,387	$5,650
General and administrative expenses	10,11	9,541	9,192
Legal, accounting and audit professional fees	10	4,844	3,469
Share-based compensation expense	6(d),(e)	1,452	27
Loss from operating activities		23,224	18,338
Foreign exchange (gain) loss		171	(836)
Interest income		(592)	(860)
Finance expense		902	824
Loss on change in fair value of convertible notes derivative	7	80,294	18,618
Net loss before tax		$103,999	$36,084
Income tax expense		367	65
Net loss		$104,366	$36,149

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(f)	5,500	(10,012)
Other comprehensive loss (income)		$5,500	$(10,012)

Total comprehensive loss		$109,866	$26,137

Basic and diluted loss per share	12	$0.19	$0.07

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2025	2024

Operating activities
Net loss		$(104,366)	$(36,149)
Non-cash or non operating items
Depreciation	3	172	162
Interest income		(592)	(860)
Loss on change in fair value of convertible notes derivative	7	80,294	18,618
Share-based compensation		1,452	27
Unrealized exchange gain		(45)	(298)
Changes in working capital items
Amounts receivable and prepaid expenses		(152)	1,006
Amounts receivable from related party		-	17
Trade and other payables		144	345
Payables to related parties		(113)	(13)
Net cash used in operating activities		(23,206)	(17,145)

Investing activities
Proceeds from royalty transactions on mineral property interest	3	50,038	13,826
Interest received on cash and cash equivalents		505	768
Net cash from investing activities		50,543	14,594

Financing activities
Proceeds from the exercise of share purchase options	6(c)	8,409	23
Proceeds from the exercise of share purchase warrants	6(b)	3,850	–
Payments of principal portion of lease liabilities	9	(174)	(146)
Cash settlement of equity-settled deferred share units	6(d)	(59)	–
Withholding taxes paid on equity-settled deferred share units	6(d)	(61)	–
Net cash from (used in) financing activities		11,965	(123)

Net increase (decrease) in cash and cash equivalents		39,302	(2,674)
Effect of exchange rate fluctuations on cash and cash equivalents		(710)	616
Cash and cash equivalents - beginning balance		16,142	18,200

Cash and cash equivalents - ending balance	5(a)	$54,734	$16,142

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign		Share
				settled	currency		purchase
		Number of		share-based	translation	Investment	options and
		shares		compensation	reserve	revaluation	warrants
		(note 6(a))	Amount	reserve	(note 6(f))	reserve	(note 6(b))	Deficit	Total equity

Balance at January 1, 2024		538,478,010	$702,950	$80,993	$35,233	$(17)	$1,083	$(696,958)	$123,284
Shares returned to treasury and cancelled		(753,729)	(237)	–	–	–	–	237	–
Shares issued on exercise of options per option plan	6(d)	30,000	21	(9)	–	–	–	–	12
Shares issued on exercise of options not issued per option plan	6(c)	37,600	21	–	–	–	(10)	–	11
Share-based compensation	6(d)	–	–	27	–	–	–	–	27
Net loss		–	–	–	–	–	–	(36,149)	(36,149)
Other comprehensive income net of tax		–	–	–	10,012	–	–	–	10,012
Total comprehensive loss									(26,137)

Balance at December 31, 2024		537,791,881	$702,755	$81,011	$45,245	$(17)	$1,073	$(732,870)	$97,197

Balance at January 1, 2025		537,791,881	$702,755	$81,011	$45,245	$(17)	$1,073	$(732,870)	$97,197
Shares issued on exercise of options per option plan	6(c)	6,079,700	15,080	(6,671)	–	–	–	–	8,409
Shares issued on exercise of warrants	6(b)	8,555,000	4,662	–	–	–	(812)	–	3,850
Shares issued pursuant to deferred share unit plan	6(d)	29,521	44	(44)	–	–	–	–	–
Shares issued on conversion of convertible notes	7	6,005,060	18,208	–	–	–	–	–	18,208
Cash settlement of tax on issue of equity-settled deferred share units	6(d)	–	–	(61)	–	–	–	–	(61)
Cash settlement of equity-settled deferred share units	6(d)	–	–	(59)	–	–	–	–	(59)
Share-based compensation	6(d)	–	–	50	–	–	–	–	50
Net loss		–	–	–	–	–	–	(104,366)	(104,366)
Other comprehensive loss net of tax		–	–	–	(5,500)	–	–	–	(5,500)
Total comprehensive loss									(109,866)

Balance at December 31, 2025		558,461,162	$740,749	$74,226	$39,745	$(17)	$261	$(837,236)	$17,728

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties.  The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK".  The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2025, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities").  The Company is the ultimate parent.  The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").  All US dollar amounts when presented are denoted "US$" and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable.  The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2025, the Group received proceeds of $12,259 from the exercise of share purchase options and warrants and received the final three investment tranches under the Group’s royalty agreement as amended, aggregating to US$36,000 ($50,038) (note 3).

As of December 31, 2025, the Group had $54,734 (2024 – $16,142) in cash and cash equivalents for its operating requirements.  However, the Group has a working capital deficit (current assets minus current liabilities) of $46,059 (2024 – working capital deficit of $21,365).  Working capital has been negatively impacted by the recognition in current liabilities of the convertible notes liability and derivative on convertible notes which total $100,446 (2024 – $38,055) (note 7).  These Financial Statements have been prepared on a going concern basis, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due.  During the year ended December 31, 2025, the Group incurred a net loss of $104,366 (2024 – $36,149) and had a deficit of $837,236 as of December 31, 2025 (2024 – $732,870).  The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements for the next twelve months, including funding the Group’s challenge of the US Environmental Protection Agency ("EPA")’s final determination and the US Army Corps of Engineers ("USACE") 2024 record of decision (discussed further below).  Additional financing will be required to progress any material expenditure relating to the permitting of the Pebble Project.  Additional financing may include any of or a combination of debt, equity (subject to terms of the convertible notes (note 7)), royalties and/or contributions from possible new Pebble Project participants.

Given the uncertainty surrounding the EPA’s final determination and the USACE’s 2024 record of decision (as discussed below), there can be no assurances that the Group will be successful in obtaining additional financing or funding when required.  If the Group is unable to raise the necessary capital resources or generate sufficient cash flows to meet its obligations as they come due, the Group may need to, at some point, consider reducing or curtailing its operations.  Accordingly, these conditions give rise to a material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Group be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Group, through the Pebble Limited Partnership ("Pebble Partnership”), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the USACE in December 2017.  The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019.  In late July 2019, the EPA withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay ("Proposed Determination"), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA.  On July 24, 2020, the USACE published the final EIS.  On November 25, 2020, the USACE issued a record of decision ("2020 ROD") rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest.  The 2020 ROD rejected the compensatory mitigation plan as ‘non-compliant’ and determined the project would cause ‘significant degradation’ and was contrary to the public interest.  Based on this finding, the USACE rejected the Pebble Partnership’s permit application under the CWA.  On January 19, 2021, the Pebble Partnership submitted its request for appeal of the 2020 ROD with the USACE Pacific Ocean Division ("USACE POD") (the "RFA").  On February 24, 2021, the USACE POD notified the Pebble Partnership that the RFA was complete and met the criteria for appeal and assigned a review officer ("RO") to oversee the administrative appeal process at that time but subsequently assigned a new RO.  The USACE POD also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review would take additional time than what federal regulations suggest, which was that the appeal should conclude within 90 days, and no case extend beyond one year.  In June 2021, the USACE POD completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent, and efficient review.  An appeal conference was held in July 2022.  On April 25, 2023, the USACE POD issued its decision to remand the permit application denial to the USACE Alaska District (the "District") so the District can re-evaluate specific issues.  As a result of the remand decision and in light of the EPA’s Final Determination (discussed below), the District was instructed to review the appeal decision and had 45 days to notify the parties how it plans to proceed.  Six extensions were requested and granted.  The District’s last extension was until the US Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA, Section 404(c) authority.  On January 8, 2024, the US Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal US federal court process.  In April 2024, the District determined not to engage in the remand process.  The District also issued a record of decision dated April 15, 2024 to deny the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination.  The further denial was stated by the District to be without prejudice and not subject to administrative appeal on the basis that the EPA’s Final Determination is a controlling factor that cannot be changed by a District decision maker.  The District’s further determination is not based on the merits of the many technical issues raised in the Group’s appeal and is viewed by the Group as prejudicial to the Group and the Pebble Partnership as the EPA’s Final Determination is based on, in part, the rationale utilized by the District in its 2020 ROD which was not sustained by the administrative appeal decision.

On October 29, 2021, the court granted the EPA’s motion for remand and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination.  The court declined to impose a schedule on the EPA’s proceedings on remand.  On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a revised Proposed Determination.  Public comments on the revised Proposed Determination closed on September 6, 2022.  The Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s pre-emptive veto of the Pebble Project and stating its concerns about legal and factual flaws therein.  On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit.  This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions.  The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action."  The EPA’s administrative determination can be challenged by filing a lawsuit in US federal district court seeking reversal of that decision.  On March 15, 2024, the Group announced that two separate actions had been filed in the US federal courts challenging the federal government’s actions to prevent it and the Pebble Partnership from building a mine at the Pebble Project.  One action, filed in Federal District Court in Alaska, seeks to vacate the EPA’s Final Determination to veto a development at Pebble.  The second action, filed in the US Court of Federal Claims in Washington, DC, claims the actions by the EPA constitute an unconstitutional "taking" of the Group’s and the Pebble Partnership’s property.  On September 17, 2024 this "takings" action was stayed pending the outcome of the separate action to vacate the EPA’s Final Determination.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

On June 7, 2024, the Group and the Pebble Partnership filed a motion to add the District as a defendant to the action filed against the EPA, and to amend the complaint to claim that the USACE’s permit decision was arbitrary and capricious.  The  amended complaint claims that the District’s initial permit denial, which informed the EPA’s Final Determination, was flawed in ways that the District itself subsequently acknowledged, including (i) that the project might damage the Bristol Bay fishery when the District's scientific review set forth in the final EIS had found just the opposite, and (ii) that there was risk of a catastrophic failure of the tailings facility when the final EIS concluded the opposite, determining the probability was very remote.  The Group and the Pebble Partnership claim that the District’s refusal to proceed with the remand process is contradictory and prejudicial to the Group and the Pebble Partnership as the EPA’s Final Determination is based on the District’s conclusions which are, in part, required to be the reviewed under the remand process.  In August 2024, the US Federal District Court in Alaska (the "Court") granted the motion to modify the existing complaint against the EPA by adding the District as an additional defendant.

On February 17, 2025, the Group announced that it had consented to a motion from the EPA and USACE to hold the litigation in abeyance for 90 days for the new agency leadership to decide how to proceed.  In May 2025, the abeyance was extended for an additional 30 days and in June 2025, it was extended further by 20 days to July 3, 2025.  On July 4, 2025, the Group announced that the Group and the EPA were in discussions to explore a potential settlement and requested the Court  to extend the abeyance for an additional 14 days.  On July 17, 2025, the Group announced that it had filed a motion in the Court seeking a summary judgement briefing schedule as no settlement was reached with the EPA.  The Group filed a summary judgement brief in the Court on October 3, 2025,  However, a shutdown of the US government, which impacted the operations of federal agencies and of the courts themselves, resulted in a temporary stay by the Court, and the EPA was provided with an extended period to file a brief in opposition to the Group’s motion for summary judgement.  The Department of Justice ("DOJ") filed the response brief on February 17, 2026.  The revised date for the plaintiffs to file their response to the DOJ’s response brief is April 14, 2026.  The Group has asked the Court to hold a hearing once the briefing is completed.

The Group plans to continue to work with the relevant government agencies to resolve the disputed issues.  Meanwhile the Group continues to assert its position that the veto imposed by the EPA is unlawful.

The State of Alaska ("State") filed a "takings" action in the US Court of Federal Claims in Washington, DC, in March 2024.  The State of Alaska filed an action in the Court seeking to vacate the EPA veto of a development at Pebble in April 2024.  The former action has been stayed, pending the outcome of the latter.

In June 2024, Iliamna Natives Limited ("INL") and Alaska Peninsula Corporation ("APC") filed suit against the EPA for exceeding its authority with the veto action against the Pebble Project.  Both INL and APC are Alaska Native Village corporations representing two of the communities closest to the Pebble Project.

The State’s action against the EPA’s veto and the INL/APC action have been consolidated by the Court with the Group’s action.

The Group is aware that the State of Alaska, and INL and APC also filed briefs. Further, in December 2025, the National Mining Association, the American Exploration & Mining Association, the Alaska Mining Association and the U.S. Chamber of Commerce filed Amicus Briefs in the Alaska Federal Court in opposition to the EPA veto.

Page | 12

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting for the year ended December 31, 2025.  These Financial Statements were authorized for issue by the Board of Directors on March 30, 2026.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and financial instruments carried at fair value.  The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements unless otherwise stated.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Percent owned
3537137 Canada Inc. [1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% interest in the Pebble Partnership and 100% of Pebble Mines.	100% (indirect)
Pebble Limited Partnership ("Pebble Partnership")	Alaska, USA	Limited Partnership. Ownership and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp. ("Pebble Mines")	Delaware, USA	General Partner. Holds 0.1% interest in the Pebble Partnership.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble East Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble Pipeline Corporation	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble Performance Dividend LLC	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
U5 Resources Inc.	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd. ("MGL")	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc. ("Delta")	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL.	100% (indirect)
Imperial Gold Corporation ("Imperial Gold")	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta.	100% (indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold.	100% (indirect)

Notes:

1. Holds a 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.

2. Both entities together hold 1,840 claims comprising the Pebble Project.

Page | 13

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Services Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, and Yuma Gold Inc. is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows: (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(e)	Financial Instruments

On initial recognition, a financial asset is classified as measured at amortized cost; fair value through other comprehensive income ("FVTOCI") (debt / equity investment); or fair value through profit or loss ("FVTPL"). A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Classification of financial assets

Amortized cost

For a financial asset to be measured at amortized cost, it needs to meet both of the following conditions and not be designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets at amortized cost consist of restricted cash, amounts receivable, and cash and cash equivalents.

Fair value through other comprehensive income ("FVTOCI")

For a debt investment to be measured at FVTOCI, it needs to meet both of the following conditions and not be designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity instruments at FVTOCI

On initial recognition, the Group may irrevocably elect to present subsequent changes in the instrument’s fair value in other comprehensive income ("OCI") provided it is not held for trading.  This election is made on an investment-by-investment basis.

Fair Value through profit or loss ("FVTPL")

All financial assets not classified as measured at amortised cost or FVTOCI are measured at FVTPL.  This includes all derivative financial assets.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortised cost using the effective interest method.  The amortized cost is reduced by impairment losses (see below).  Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss.  Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVTOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value.  Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

Financial liabilities

Derivative financial liabilities:

The Group has a derivative financial liability which relates to the derivative on the US denominated convertible notes (note 7).

Derivative financial liabilities are stated at fair value, with any gains or losses on re-measurement after initial recognition recognized in the Statement of Comprehensive Loss.  Any attributable transactions costs are expensed as incurred.

Fair value is determined in the manner described in the policy note (i) below and further discussed in Note 7.

Non-derivative financial liabilities:

The Group has non-derivative financial liabilities which consist of trade and other payables and payables to related parties.

All financial liabilities that are not held for trading or designated as at FVTPL are recognized initially at fair value net of any directly attributable transaction costs.  After initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(f)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition.  Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.  Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount or when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
•	title to the asset is compromised;
•	adverse changes in the taxation and regulatory environment;
•	adverse changes in variations in commodity prices and markets; and
•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

(g)	Mineral Property, Plant and Equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation, and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.  Amounts received pursuant to the royalty arrangement (note 3), which were set amounts, have been recognized as sales of mineral property interests.  No gain or loss has been recognized as the consideration received was not in excess of the carrying amount.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets such as through sales pursuant to the royalty arrangement as noted above.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight-line method at various rates ranging from 10% to 50% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.  Residual values and estimated useful lives are reviewed at least annually.

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(h)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

(i)	Convertible Notes

Convertible Notes ("Notes") issued by the Group represent a compound financial instrument that includes the host debt component and an equity conversion component, with the proceeds received allocated between the two components on the date of issue. The Group assesses whether the convertible component qualifies as equity or is considered a derivative liability. The debt liability component is initially recognized at the difference between the fair value of the convertible notes as a whole and the fair value of the derivative liability component, using a Binomial Option Pricing Model with formulae based on the Cox-Ross-Rubenstein approach. The debt liability component is subsequently remeasured at amortized cost, with the proportionate share of the transaction costs offset against the balance. The transaction costs allocated to the derivative liability component are recognized in the Statement of Comprehensive Loss on the initial recognition date. The debt liability component is subsequently accreted to the face value of the debt liability component of the convertible notes at the effective interest rate. The derivative liability component is re-measured at fair value at each reporting period using the model noted above, with consideration to the intrinsic value. Fair value gains or losses are recognized in the Statement of Comprehensive Loss.

Upon conversion of the Notes or partial conversion, the carrying amount of the Notes liability, accreted up to the conversion date, and the derivative on the Notes, remeasured at fair value through the Statement of Comprehensive Loss immediately prior to conversion, are reclassified to share capital in equity. For partial conversions, the amounts reclassified are determined based on the principal amount converted as a proportion of the total outstanding Notes.

(j)	Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Group recognizes the lease payments as an expense in loss on a straight-line basis over the term of the lease.

The Group recognizes a lease liability and a right-of-use asset ("ROU Asset") on the lease commencement date.

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using the Group’s incremental borrowing rate.  Generally, the Group uses its incremental borrowing rate as the discount rate.  The incremental borrowing rate is the rate which the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Group under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the Group expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by:

•	increasing the carrying amount to reflect interest on the lease liability;
•	reducing the carrying amount to reflect the lease payments made; and
•	remeasuring the carrying amount to reflect any reassessment or lease modifications.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU Asset is initially measured at cost, which comprises the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred by the Group; and
•

an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The ROU Asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability.  It is depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits.

Each lease payment is allocated between the lease liability and finance cost.  The finance cost is charged to the Statement of Comprehensive Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

On the balance sheet, the ROU Assets are presented in "Mineral property, plant and equipment" (note 3) and the lease liabilities are presented in "Trade and other payables" (note 9).

(k)	Share Capital, Special Warrants, Warrants and Subscriptions for Shares

Common shares ("shares"), special warrants, warrants and subscriptions received for shares are classified as equity.  Transaction costs directly attributable to the issue of these instruments are recognized as a deduction from equity, net of any tax effects.  Where units comprising of shares and warrants are issued the proceeds and any transaction costs are apportioned between the shares and warrants according to their relative fair values.

Upon conversion of special warrants and warrants into shares and the issue of shares for subscriptions received, the carrying amount, net of a pro rata share of the transaction costs, is transferred to share capital.

(l)	Insurance Recoveries

Insurance recoveries received from the Group’s insurance carriers are recognized when the proceeds have been received, including after the reporting period before the Financial Statements are authorized for issue.  The proceeds are recorded as reduction in the costs incurred in the Statement of Comprehensive Loss.

(m)	Share-based Payment Transactions

Equity-settled Share-based Option Plan

The Group operates an equity-settled share-based option plan for its employees and service providers (note 6(c)).  The fair value of share purchase options is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity (the “Equity Reserve”), where an individual is classified as an employee if the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee.

The fair value is measured on grant date for each tranche and is expensed on a straight-line basis over the vesting period, with a corresponding increase in the Equity Reserve.  The fair value is measured using the Black-Scholes option pricing model, considering the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Group obtained the goods, or the counterparty renders the service.

Deferred Share Unit ("DSU") Plan

The Group has a DSU plan for its non-executive directors (note 6(d)).  The Group determines whether to account for DSUs as equity-settled or cash-settled based on who determines settlement and past practice.  The fair value is recognized on grant date as an employee expense with a corresponding increase in the Equity Reserve if deemed equity-settled or a liability if deemed cash-settled.

The fair value is estimated by multiplying the number of DSUs with the TSX quoted market price of the Company’s shares on grant date and expensed over the vesting period as share-based compensation in the Statement of Comprehensive Loss until the DSUs are fully vested.  If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s shares.

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Restricted Share Unit (”RSU") Plan

The Group has a RSU plan for its employees, executive directors and eligible consultants of the Group (note 6(e)).  The Group determines whether to account for the RSUs as equity-settled or cash-settled based on who determines settlement and past practice.  The fair value of RSUs is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity–settled or a liability if deemed cash-settled on grant date.

The fair value is estimated by multiplying the number of RSUs with the TSX quoted market price of the Company’s shares on grant date.  It is then expensed over the vesting period with the credit recognized in equity in the Equity Reserve.  If the RSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s shares.

(n)	Income Taxes

Income tax on the profit or loss for the years presented consists of current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable relating to prior years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(o)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises.  The timing of the actual rehabilitation expenditure is dependent on several factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight-line method.  The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in loss.

Decommissioning costs are also adjusted for changes in estimates.  Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is not significant. The Group has posted two bonds with the Alaskan regulatory authorities as performance guarantees for any potential reclamation liability incurred as a condition for: (i) the issue of the Miscellaneous Land Use Permit at the Pebble Project (note 5(b)), and (ii) the granting of a pipeline right-of-way (note 15(b)).

(p)	Loss per Share

The Group presents basic and diluted loss per share information for its shares, calculated by dividing the loss attributable to shareholders of the Company by the weighted average number of shares and any fully prepaid special warrants outstanding during the year. Diluted loss per share does not adjust the loss attributable to shareholders or the weighted average number of shares outstanding when the effect is anti-dilutive.

(q)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset, the Pebble Project, is in Alaska, USA (note 3).

(r)	Significant Accounting Estimates and Judgements

The preparation of these Financial Statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

•

The Group used estimates in determining the fair value of the derivative on the convertible notes including subjective assumptions on expected price volatility. Changes in these assumptions can materially affect the fair value estimate. The valuation method is described in Note 2(i), and the underlying assumptions used in the measurement of the derivative on convertible notes is disclosed in Note 7.

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Critical accounting judgements

These include:

1. The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit by the USACE for the Pebble Project and the Final Determination issued by the EPA that prohibits the disposal of dredged or fill material for the Pebble Project, both of which may be considered indicators under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion include the following:

•

The Group submitted an administrative appeal with the USACE POD on the permit denial and the USACE POD has remanded the permit decision to the USACE Alaska District to re-evaluate specific issues. Although the District has declined to engage in the remand process, citing the EPA intervening veto of development at Pebble, this decision is without prejudice and not based on the merits of the many technical issues raised in the Group’s appeal. The Group also filed a motion to amend its complaint against the EPA to include the District as an additional defendant, which was granted;

•	The Group has legal avenues to challenge the EPA’s Final Determination and has filed actions thereto (see note 1); and

•

The Group’s market capitalization on December 31, 2025, and on the date the Financial Statements were authorized for issuance, exceeded the carrying value of the Pebble Project and the Group’s net asset value.

2. The Group used judgement that going concern is an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources can meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

3. The Group used judgement in assessing the appropriate accounting treatment for the transaction relating to a long-term royalty agreement linked to production at the Pebble Project (note 3). The Group considered the substance of the agreement to determine whether the Group has disposed of an interest in the reserves and resources of the Pebble Project. This assessment considered the stage of development of the Pebble Project, the legal rights the counterparty has in the event of bankruptcy, as well as what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the mine at the Pebble Project. The Group also determined that the proceeds received on each investment is a recovery of mineral property costs with no gain or loss being recorded.

4. Pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates, in determining the functional currency of the parent and its subsidiaries, the Group used judgement in identifying the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which each entity operates.

5. The Group used judgement in terms of accounting for leases in accordance with IFRS 16, Leases ("IFRS 16"). IFRS 16 applies a control model to the identification of leases and the determination of whether a contract contains a lease based on whether the customer has the right to control the use of an identified asset for a fixed period. In determining the appropriate term for a lease, the Group considered the right of either the lessee or lessor to terminate the lease without permission from the other party with no more than an insignificant penalty as well as whether the Group is reasonably certain to exercise the extension options on the contract.

6. The Group used judgement in concluding that the convertible notes are hybrid financial instruments because of the embedded derivative liability that is the foreign exchange equity conversion i.e., the Group can issue a fixed number of the Company’s shares for a variable amount depending on the US$/C$ exchange rate.

Page | 23

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(s)	Recent Accounting Pronouncements

New and revised accounting standards issued but not yet effective:

•

In April 2024, the IASB issued amendments to IFRS 18, Presentation and Disclosure in Financial Statements. These amendments, effective for annual periods beginning on or after January 1, 2027, replace IAS 1, Presentation of Financial Statements, and introduce new requirements for the presentation and disclosure of information in financial statements. They aim to improve the consistency and comparability of financial reporting, particularly in the income statement, and introduce new requirements for management-defined performance measures. The Group is currently assessing the implications of applying these amendments on its consolidated financial statements.

•

In May 2024, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures and IFRS 9, Classification and Measurement of Financial Instruments. These amendments, effective for annual periods beginning on or after January 1, 2026, address specific issues related to the derecognition of financial liabilities settled through an electronic payment system and the classification of financial assets with contractual cash flow characteristics. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2025	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning balance	$80,491	$2,606	$83,097
Addition	–	28	28
Disposal of mineral property interest [2]	(50,038)	–	(50,038)
Ending balance	30,453	2,634	33,087

Accumulated depreciation
Beginning balance	–	(2,258)	(2,258)
Depreciation charge for the period [4]	–	(172)	(172)
Ending balance	–	(2,430)	(2,430)

Foreign currency translation difference
Beginning balance	37,025	262	37,287
Movement for the period	(4,750)	(25)	(4,775)
Ending balance	32,275	237	32,512

Net carrying value – December 31, 2025	$62,728	$441	$63,169

Page | 24

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Year ended December 31, 2024	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning balance	$94,317	$2,249	$96,566
Disposal of mineral property interest [2]	(13,826)	–	(13,826)
Addition of right-of-use asset	–	52	52
Modification of lease term of right-of-use asset	–	305	305
Ending balance	80,491	2,606	83,097

Accumulated depreciation
Beginning balance	–	(2,096)	(2,096)
Depreciation charge for the period [4]	–	(162)	(162)
Ending balance	–	(2,258)	(2,258)

Foreign currency translation difference
Beginning balance	27,158	223	27,381
Movement for the period	9,867	39	9,906
Ending balance	37,025	262	37,287

Net carrying value – December 31, 2024	$117,516	$610	$118,126

Notes to table:

1. Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2. Disposal of Mineral Property Interest – Royalty Agreement

In July 2022, the Group entered into an agreement with an investor (the "Royalty Holder") to receive up to US$60 million until July 26, 2024, in five investment tranches of US$12,000 each, in return for the right to receive up to 10% of the payable gold production and 30% of the payable silver production from the Pebble Project.

Under the agreement and its amendments, the Group received the full investment as follows: US$12,000 ($15,463) on July 26, 2022, US$2,000 ($2,761) instalment towards the second tranche on November 13, 2023, US$10,000 ($13,826) on July 25, 2024, which completed the second tranche investment, US$12,000 ($16,459) on June 2, 2025, US$12,000 ($16,730) on September 25, 2025, and US$12,000 ($16,849) on October 20, 2025.

With the completion of the five investment tranches for a total of US$60,000 ($82,088), the Royalty Holder has the right to receive an aggregate 10% of the payable gold production and 30% of the payable silver production from the Pebble Project.

The Group has recorded the payments by the Royalty Holder as a recovery of mineral property costs as it represents a partial sale of the mineral property interest.  The royalty agreement as amended provides the royalty holder with rights akin to ownership of an undivided interest in the Pebble Project.  Accordingly, no gain or loss has been recognized.

Page | 25

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

3. Plant and Equipment include Right-of-Use Assets (“ROU Assets”)

ROU Assets, which relate to the use of office space, office equipment and yard storage are included under plant and equipment. The following comprises ROU Assets:

Year ended December 31, 2025	Land and Buildings	Equipment	Total
Cost
Beginning balance	$1,185	$48	$1,233
Addition	16	–	16
Ending balance	1,201	48	1,249

Accumulated depreciation
Beginning balance	(620)	(39)	(659)
Depreciation charge for the period [4]	(165)	(5)	(170)
Ending balance	(785)	(44)	(829)

Foreign currency translation difference
Beginning balance	38	(2)	36
Movement for the period	(24)	(1)	(25)
Ending balance	14	(3)	11

Net carrying value – December 31, 2025	$430	$1	$431

Year ended December 31, 2024	Land and Buildings	Equipment	Total
Cost
Beginning balance	$828	$48	$876
Addition	52	–	52
Modification of lease term	305	–	305
Ending balance	1,185	48	1,233

Accumulated depreciation
Beginning balance	(466)	(34)	(500)
Depreciation charge for the period [4]	(154)	(5)	(159)
Ending balance	(620)	(39)	(659)

Foreign currency translation difference
Beginning balance	(2)	(2)	(4)
Movement for the period	40	–	40
Ending balance	38	(2)	36

Net carrying value – December 31, 2024	$603	$7	$610

4. Depreciation

For the year ended December 31, 2025, total depreciation was $172 (2024 – $162) of which ROU Asset depreciation was $170 (2024 – $159). ROU Asset depreciation of $108 (2024 – $105) is included in general and administrative expenses (note 10(b)). The remainder of the ROU Asset depreciation is included in exploration and evaluation expenses under site expenses.

Page | 26

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2025	2024
Sales tax receivable	$58	$49
Interest, refundable deposits, and other receivables	61	103
Prepaid expenses [1]	1,987	1,756
Total	$2,106	$1,908

Notes to table:

1. Includes prepaid insurance, which is amortized over the insurance term.

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

The Group’s cash and cash equivalents at December 31, 2025 and December 31, 2024, consisted of cash on hand and was invested in business and savings accounts.

Supplementary cash flow information

Non-cash financing activity:

In the year ended December 31, 2025:

•	6,005,060 shares were issued on the partial conversion of Notes (note 7); and
•	29,521 shares were issued on the payout settlement of DSUs redeemed (note 6(d)).

(b)	Restricted Cash

The Group has cash deposited with a US financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit and any income earned will be released once any required reclamation work has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the year ended December 31, 2025, the Group earned income of $37 (2024 – $36) which was re-invested.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2025, and 2024, authorized share capital consisted of an unlimited number of common shares ("Shares") with no par value, of which 558,461,162 (2024 – 537,791,881) Shares were issued and fully paid.

Page | 27

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(b)	Options not Issued under the Group’s Incentive Plan and Warrants

Continuity	Number of	Number of	Weighted average exercise price ($/option)
Balance December 31, 2023	37,600	8,555,000	0.45
Exercised	(37,600)	–	0.29
Balance December 31, 2024	–	8,555,000	0.45
Exercised	–	(8,555,000)	0.45
Balance December 31, 2025	–	–	–

Notes to the table:

1. The options were issued in exchange for the outstanding options in Cannon Point Resources Ltd. on the acquisition of the company in October 2015.

2. The Warrants were issued pursuant to the unit private placement in December 2023 and were all exercised prior to the expiry date of December14, 2025.

(c)	Share Purchase Option Compensation Plan

At the Annual General Meeting held on June 19, 2025, the Group’s shareholders approved the Group’s amended and restated share option plan (the "2025 Rolling Option Plan") for continuation for three years. The 2025 Rolling Option Plan allows the Board of Directors to grant share purchase options ("options"), subject to regulatory terms and approval, to its officers, directors, employees, and service providers, to a maximum number of eligible shares (including any issuances from the Group’s RSU and DSU plans) equaling a rolling maximum of up to 8% of the Company’s outstanding Shares, calculated from time to time. If outstanding options are exercised and the number of issued and outstanding shares of the Company increases, then options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, the 5-day volume weighted average trading price calculated the day before the grant; can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

The following reconciles the issued and outstanding options for the years ended December 31, 2025 and 2024:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance December 31, 2023	24,318,500	1.00
Exercised	(30,000)	0.41
Expired	(6,368,500)	0.99
Balance December 31, 2024	17,920,000	1.01
Exercised	(6,079,700)	1.38
Balance December 31, 2025	11,840,300	0.82

For the years ended December 31, 2025 and 2024, the Group did not recognize share-based compensation ("SBC") for options in the Statement of Comprehensive Loss as no options were granted and all options previously granted were fully vested in 2023.

Page | 28

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Details of options exercised during the year ended December 31, 2025 were as follows:

Period	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2025	110,000	0.41	0.97
February 2025	241,000	0.41	1.00
March 2025	313,700	0.41	1.19
April 2025	144,000	0.41	1.57
May 2025	74,000	0.41	1.43
June 2025	790,000	0.51	1.83
July 2025	4,117,000	1.79	2.77
October 2025	200,000	0.41	2.14
October 2025	90,000	2.01	2.76
	6,079,700	1.38	2.39

In the year ended December 31, 2024, only 30,000 options at an exercise price of $0.41 per option were exercised (see table above) with a weighted average market share price of $0.72 per option.

The following table summarizes information on the outstanding options as at the following dates:

	December 31, 2025			December 31, 2024
Exercise price ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	8,842,300	8,842,300	1.63	11,224,000	11,224,000	2.63
2.01[1]	2,998,000	2,998,000	0.02	6,696,000	6,696,000	0.55
Total	11,840,300	11,840,300		17,920,000	17,920,000

Note:

1. These options were set to expire on July 17, 2025, but were extended pursuant to certain provisions of the option plan.

The weighted average contractual life for options outstanding, which are all exercisable, is 1.22 (2024 – 1.85) years per option.

Page | 29

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(d)	Deferred Share Units ("DSUs")

The Group has a DSU plan approved by the Group’s shareholders, allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs. The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 1% of the issued and outstanding Shares from time to time provided the total does not result in the total shares issuable under all the Group’s share-based compensation plans (i.e. including the Group’s option, DSU and RSU plans) exceeding 8% of the total number of issued outstanding Shares. DSUs are payable when the non-executive director ceases to be a director including in the event of death. DSUs may be settled in shares issued from treasury, by the delivery to the former director of shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

The following reconciles DSUs outstanding for the years ended December 31, 2025, and December 31, 2024:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance December 31, 2023	470,347	0.59
Granted	66,049	0.41
Balance December 31, 2024	536,396	0.57
Cash-settled [1]	(74,830)	0.69
Granted [2]	32,405	1.54
Shares issued [3]	(29,521)	0.69
Withheld [3]	(33,965)	0.69
Balance December 31, 2025	430,485	0.60

Notes:

1. The Group settled an equity obligation for DSUs that should have been redeemed by December 31, 2024. Accordingly, the Group made a cash payment of $59 based on the 5-day average of TSX closing prices for the Company’s common shares up to December 31, 2024 of $0.78 per DSU pursuant to the terms of the DSU Plan.

2. The Group recognized SBC of $50 (2024 – $27) for DSU grants in the Statement of Comprehensive Loss, based on the aggregate market value of Shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

3. The Group settled 63,486 DSUs that were redeemed by issuing Shares for 29,521 DSUs and withheld 33,965 DSUs to settle and pay the tax obligations of $61.

(e)	Restricted Share Units (“RSUs”)

The Group’s RSU plan approved by the Group’s shareholders, allows the Board, at its discretion, to grant employees, executive directors and consultants RSUs from time to time. The RSUs are granted conditionally and entitle the recipient to receive one share (or the cash equivalent) upon attainment of a time-based vesting period. The RSU plan limits the aggregate number of RSUs outstanding to 1% of the issued and outstanding Shares from time to time provided the total does not result in the total Shares issuable under all the Group’s share-based compensation plans (i.e. including the Group’s option, DSU and RSU plans) exceeding 8% of the total number of issued outstanding Shares. RSUs can be settled by the Group at its discretion in Shares issued from treasury, by the delivery of Shares purchased by the Group in the open market, payment in cash or in any combination thereof.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

In February 2025, the Group granted a total of 1,170,000 RSUs to the Board Chair, Chief Executive Officer, Chief Financial Officer, and to senior management, with a vesting term of two years from the date of grant.  The Group determined that this grant should be accounted for as cash-settled given that a previous grant was settled in cash.  For the year ended December 31, 2025, the Group recognized $1,402 as SBC with a corresponding increase in a RSU liability for this grant based on the TSX closing price of Shares as of the reporting date.

At the end of each reporting period, until the RSU liability is settled, the RSU liability’s fair value is remeasured based on the TSX closing price multiplied by the number of RSUs and amortized over the vesting period of the RSUs, with any change in in fair value charged to share-based compensation.

(f)	Foreign Currency Translation Reserve

Continuity
Balance December 31, 2023	$35,233
Gain on translation of foreign subsidiaries	10,012
Balance December 31, 2024	45,245
Loss on translation of foreign subsidiaries	(5,500)
Balance December 31, 2025	$39,745

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency into the Group’s presentation currency, the Canadian dollar.

7.	CONVERTIBLE NOTES LIABILITY AND DERIVATIVE ON CONVERTIBLE NOTES

In December 2023, pursuant to an investment agreement, an investor, Kopernik Global Investors, LLC, on behalf of its clients (collectively the "Investor"), purchased convertible notes having an aggregate principal amount of US$15,000 (the "Notes").  The Notes have a term of 10 years from the date of issuance of December 18, 2023, and bear interest at a rate of 2.0% per annum, payable in cash semi-annually in arrears on December 31 and June 30 of each year.  The principal amount of the Notes is convertible at any time at the option of the Investor at a per share conversion price of US$0.3557 (the "Conversion Price"), subject to adjustment in certain circumstances (i.e., including a change of control).  If the Group proceeds with an equity financing in the future, the terms of the Notes require that the Group redeem the Notes at 150% of the principal amount of the Notes, in cash or convert at the Conversion Price (the "financing redemption option"), at the election of the Investor, and pay any accrued but unpaid interest in cash. This financing is subject to customary exclusions for non-financing issuances of the Group’s equity securities. In addition, the Notes include change of control provisions under which (i) the Investor may elect to convert the Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if the Investor does not elect to convert, the Group will be required to offer to repurchase the Notes at 101% of the principal amount ( the "CoC option"), plus accrued but unpaid interest.

As the amount of the Notes to be settled is a fixed US Dollar amount which when converted back to the Group’s functional currency results in a variable amount of cash (i.e., a variable carrying amount for the financial liability resulting from changes in the USD/CAD exchange rate), the fixed-for-fixed criterion for equity classification is not met.  The conversion option, financing redemption option and the CoC option are derivative liabilities, with their value dependent on the USD/CAD exchange rate and so are embedded derivatives.  The Notes as a result include a debt host, which is accounted for at amortised cost, and the embedded derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the Consolidated Statement of Comprehensive Loss.

Transaction costs of $196 were incurred on the issue of the Notes of which $22 was allocated to the debt host with the balance recorded in the Consolidated Statement of Comprehensive Loss.

Page | 31

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

As the conversion feature may be exercised by the Investor at any time, the Group does not have the right to defer its settlement for at least twelve months.  Accordingly, the convertible notes liability and derivative on convertible notes are classified as current liabilities in the Consolidated Statement of Financial Position.

Early Conversion of a Portion of the Principal Amount of the Notes

In July 2025, the Investor provided the Group with the required conversion notice dated July 15, 2025 (the "Conversion Date") to exercise its option to convert US$2,136 of the principal amount of the Notes into 6,005,060 Shares at the Conversion Price.  Interest earned on the principal from January 1, 2025, up to and including July 15, 2025, totaled US$1 ($2) was paid out in cash to the Investor.

The Group determined the carrying value of convertible notes liability accreted to the Conversion Date and remeasured the derivative on the convertible notes at fair value through the Consolidated Statement of Comprehensive Loss immediately prior to the conversion.  The Group reclassified $408 and $17,800 from the convertible notes liability and the derivative on the convertible notes, respectively, to share capital, determined based on the principal amount converted as a proportion of the US$15,000 principal amount outstanding (or 14.24%).  With this conversion, the aggregate outstanding principal of the Notes decreased to US$12,864.

Convertible notes liability

The debt host has been accounted for at amortised cost with a 30.1% effective interest rate.  The following reconcile movements for the years ended December 31, 2025 and 2024:

Continuity	2025	2024
Beginning balance	$2,750	$2,197
Interest accretion	831	758
Interest paid and payable	(392)	(411)
Reclassify to share capital on conversion	(408)	–
Exchange difference	(134)	206
Ending balance	$2,647	$2,750

Derivative on convertible notes

The following reconcile movements for the years ended December 31, 2025 and 2024:

Continuity	2025	2024
Beginning balance	$35,305	$16,687
Loss on change in fair value prior to conversion	48,092	–
Reclassify to share capital on conversion	(17,800)	–
Loss on change in fair value at period end	32,202	18,618
Ending balance	$97,799	$35,305

The fair value of the conversion option was estimated using the Binomial Option Pricing Model with formulae based on the Cox-Ross-Rubenstein approach, with consideration to the intrinsic value, with the following inputs and assumptions:

Input/Assumption	2025	2024
Share price on valuation date	US$1.970	US$0.582
Volatility	95.9907%	95.3360%
Strike price on conversion	US$0.3557	US$0.3557
Time to expiration	2,909 days	3,274 days
Risk free interest rate	3.718%	4.447%
Dividend Yield	Nil %	Nil %

Page | 32

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

For the financing redemption and CoC options, the Group estimated the discounted cash flow ("DCF") value of the options assuming the events that trigger these options occur mid-point between the Notes issuance and maturity.  The Group has estimated the probability for the occurrence of the financing redemption option, the CoC option, and conversion at the Conversion Price, to be 55%, 10% and 35% (2024 – 10%, 10% and 80%), respectively.

At December 31, 2025 and 2024, the Group determined from the DCF analysis that there was no additional value provided by the redemption and CoC options over and above the conversion option.  The estimated fair value of the conversion option, which was deep in the money at December 31, 2025 and 2024, was determined using intrinsic value and was estimated at US$71,246 ($97,799) (2024 – US$24,543 ($35,305)).

For the valuation of the conversion option at July 15, 2025, before the conversion of a portion of the Notes, the following assumption used in the Binomial Option Pricing Model were share price – US$2.16; volatility – 94.1382%; strike price on conversion – US$0.3557; time to expiry – 3,078 days; and dividend yield –nil.

For the year ended December 31, 2025, the Group has recorded a loss in the change in fair value of $80,294 (2024 – $18,618) for the embedded derivative.

The valuation of the embedded derivative is sensitive to changes in the Company’s share price. If the share price is reduced/increased by 10%, the fair value of the embedded derivative reduces/increases by approximately 10%.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties are as follows:

	December 31	December 31
Payables to related parties	2025	2024
Key management personnel ("KMP") (a)	$51	$48
HDSI (b)	104	219
RSU Liabilities (note 6(e))	1,402	–
Total	$1,557	$267

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, which are the Group’s directors and the Chief Executive Officer ("CEO") and senior management: the Chief Financial Officer ("CFO"), Group Secretary and General Counsel, Executive Vice President ("EVP"), Environment and Sustainability, EVP, Corporate Development, EVP, Investor Relations, Vice President ("VP"), Engineering, and the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor, was as follows for the years ended December 31, 2025 and 2024:

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Transaction	2025	2024
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$2,133	$1,949
Amounts paid and payable to KMP [2]	1,969	2,020
	4,102	3,969
Share-based compensation [3]	1,452	27
Total compensation	$5,554	$3,996

Notes to table:

1. The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b) below).

2. Represents short-term employee benefits, including cash director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor.

3. SBC relates to DSUs and RSUs granted during the respective periods (notes 6(d)-(e)).

During the year ended December 31, 2025, 2,236,000 (2024 – Nil) options were exercised by KMP with a weighted average exercise price of $1.53 and a weighted average market price on exercise of $2.56 for proceeds to the Group of $3,414.

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the years ended December 31, 2025, and 2024, transactions with HDSI were as follows:

Transactions	2025	2024
Services rendered by HDSI:
Technical [1]
Engineering	$264	$187
Environmental	121	60
Other technical services	53	38
	438	285
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	2,582	2,530
Shareholder communication	583	596
	3,165	3,126

Total for services rendered	3,603	3,411

Reimbursement of third-party expenses
Conferences and travel	294	221
Insurance	74	74
Office supplies and information technology [2]	545	557
Total reimbursed	913	852

Total	$4,516	$4,263

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Notes to table:

1. Included in exploration and evaluation expenses.

2. Includes payments made for the use of offices and shared space of $175 (2024 – $173). The Group signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of December 31, 2025, the remaining undiscounted commitment was $35 (note 15(d)).

Pursuant to the management services agreement between HDSI and the Group, following a change of control, the Group is subject to termination payments if the management services agreement is terminated. The Group will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
Current liabilities	2025	2024
Falling due within the year
Trade	$718	$917
Lease liabilities [1]	178	176
Total	$896	$1,093

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

	December 31	December 31
Non-current liabilities	2025	2024
Lease liabilities [1]	$358	$548
Total	$358	$548

Notes to tables:

1. Lease liabilities relate to leases of offices, office equipment and for yard storage, which have remaining lease terms of 3 to 54 months and interest rates of 9.5% – 14% over the term of the leases. During the year ended December 31, 2025, the Group recognized interest expense on lease liabilities of $$71 (2024 - $65).

The following summarizes lease liabilities for the reporting periods indicated:

	December 31	December 31
Lease liabilities	2025	2024
Beginning balance	$724	$464
Interest expense	71	65
Lease payments	(245)	(211)
Lease recognition	16	52
Modification of lease term	–	305
Foreign currency translation difference	(30)	49
Ending balance	536	724

Current portion	178	176
Non-current portion	358	548
Total	$536	$724

The following table provides the schedule of undiscounted lease liabilities as of December 31, 2025:

Period payable	Total
Less than one year	$228
One to three years	286
Three to five years	123
Total undiscounted lease liabilities	$637

The Group had no short-term lease commitments for the years ended December 31, 2025 and 2024.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

10.	EXPLORATION AND EVALUATION, GENERAL AND ADMINISTRATIVE, LEGAL ACCOUNTING AND AUDIT EXPENSES

(a)	Exploration and Evaluation Expenses ("E&E")

For the years ended December 31, 2025, and 2024, E&E consisted of the following:

E&E	2025	2024
Engineering	$1,303	$1,114
Environmental	519	437
Property fees	1,295	1,278
Site activities	1,230	977
Socio-economic	2,674	1,634
Transportation	262	162
Other activities and travel	104	48
Total	$7,387	$5,650

(b)	General and Administrative Expenses ("G&A")

For the years ended December 31, 2025, and 2024, G&A consisted of the following:

G&A	2025	2024
Conference and travel	$871	$522
Consulting	900	743
Depreciation of right-of-use assets	108	105
Insurance	2,019	2,569
Office costs, including information technology	714	761
Management and administration	3,581	3,278
Shareholder communication	977	983
Trust and filing	371	231
Total	$9,541	$9,192

(c)	Legal, Accounting and Audit Expenses

For the years ended December 31, 2025, and 2024, the following table provides further details:

	2025	2024
Legal	$4,272	$3,362
Insurance cost recoveries	–	(313)
Accounting	141	145
Audit and reviews	431	275
Total	$4,844	$3,469

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

11.	EMPLOYMENT COSTS

For the years ended December 31, 2025, and 2024, the Group recorded the following:

	2025	2024
Exploration and evaluation
Salaries and benefits	$1,638	$1,486
Amounts paid for services by HDSI personnel (note 8(b))	438	285
	2,076	1,771
General and administrative
Salaries and benefits	1,409	1,386
Amounts paid for services by HDSI personnel (note 8(b))	2,531	2,451
	3,940	3,837

Share-based payments	1,452	27
	$7,468	$5,635

12.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the years ended December 31, 2025 and 2024 was based on the following:

	2025	2024
Loss attributable to shareholders	$104,366	$36,149
Weighted average number of shares outstanding (000s)	545,437	537,851

For the years ended December 31, 2025, and 2024, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2025 – 11,840,300, 2024 – 17,950,000), warrants (2025 – nil, 2024 – 8,555,000) and DSUs (2025 – 430,485, 2024 – 536,396) as they were anti-dilutive.

13.	INCOME TAX

	Year ended December 31
Reconciliation of effective tax rate	2025	2024

Net loss	$(104,366)	$(36,149)
Total income tax expense	367	65
Loss excluding income tax	(103,999)	(36,084)
Income tax recovery using the Company's domestic tax rate	(28,079)	(9,743)
Non-deductible expenses and other	398	61
Change in tax rates	–	–
Deferred income tax assets not recognized	27,314	9,617
	$(367)	$(65)

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Company's domestic tax rate for the year was 27% (2024 – 27%).

	Year ended December 31
Deferred income tax assets (liabilities)	2025	2024

Tax losses	$2,113	$1,908
Net deferred income tax assets	2,113	1,908
Resource property/investment in Pebble Partnership	(2,113)	(1,908)
Net deferred income tax liability	$–	$–

The Group had the following temporary differences on December 31, 2025, in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	357
After five years	365,708	–	–
No expiry date	39,111	93,724	84,817
Total	$404,819	$93,724	$85,174

The Group has net operating tax losses in the US totaling $39.1 million that can be only utilized to a maximum of 80% of taxable income.

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches of $7.4 million (2024 – $6.7 million) which has not been recognized because the Group controls the reversal of liabilities, and it is expected it will not reverse in the foreseeable future.

14.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument-related risks.  The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations.  The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable.  The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required.  Amounts receivable in the table below exclude receivable balances with government agencies (note 4).  The Group’s maximum exposure was as follows:

	December 31	December 31
Exposure	2025	2024
Interest, refundable deposits, and other receivables	$61	$103
Restricted cash	976	984
Cash and cash equivalents	54,734	16,142
Total exposure	$55,771	$17,229

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due.  The Group ensures, as far as reasonably possible, it will have sufficient capital to meet short-to-medium-term business requirements, after considering cash flows from operations and the Group’s holdings of cash and cash equivalents and any restricted cash which has not been pledged as collateral.  The Group, however, has stated in Note 1 that there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern as there is no certainty that funds can be raised when needed, even though it has been successful in the past.  The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 9), payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date.  The convertible notes are convertible into common shares at a fixed conversion price at any time at the option of the Investor until December 18, 2033 (note 7).  The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Group is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Group’s corporate expenses are incurred in US dollars.  The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements.  As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.  The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	December 31	December 31
	2025	2024
Financial assets:
Amounts receivable	$148	$178
Cash and cash equivalents and restricted cash	50,186	16,094
	50,334	16,272
Financial liabilities:
Non-current trade payables	(358)	(548)
Convertible notes liability and derivative on convertible notes	(100,446)	(38,055)
Current trade and other payables	(657)	(915)
Payables to related parties	(87)	(222)
	(101,548)	(39,740)
Net financial liabilities exposed to foreign currency risk	$(51,214)	$(23,468)

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would at the reported period result in a gain or loss of $5,121 (2024– $2,347).  This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming all other variables remain constant; a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $354 (2024 – $172).

(e)	Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The Group has categorized the fair value measurement of the derivative on the convertible notes within Level 2 of the hierarchy as it is exposed to market risk; it employs the quoted market price of the Group’s shares, and foreign exchange rates.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

Grand Jury Subpoena

On February 5, 2021, the Group announced that the Pebble Partnership and Tom Collier, its former CEO, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Group is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. There has not been any recent activity relating to this matter.

The Group also self-reported this matter to the US Securities and Exchange Commission ("SEC") and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. On August 3, 2023, the SEC notified the Group that the SEC had terminated its investigation, which did not result in an enforcement action.

Page | 41

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Indemnification Obligations

The Group is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

(b)	Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(c)	Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(d)	Office Use Commitment

The Group has an office use agreement with HDSI ending April 29, 2026 (note 8(b)). The commitment is a flow through cost at market rates. On December 31, 2025, the remaining undiscounted commitment was $35, and is summarized as follows:

Total
Less than one year	$35
One to three years	–
Total	$35

(e)	Contingent Legal Fees Payable

The Group has legal fees totaling US$635 payable to certain legal counsel on completion of a transaction that secures a partner for the Pebble Partnership.

16.	EVENTS AFTER THE REPORTING PERIOD

(a)                Options Exercised

 In January and February 2026, the Group received aggregate proceeds of $1,993 from the exercise of 1,528,000 options at an average exercise price of $1.30 per option (note 6(c)).

(b)                DSUs Granted

In January2026, the Group granted 14,578 DSUs with a fair value of $2.84 on date of grant (note 6(d)).

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